UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): May 22, 2013

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky

(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<u>Item 7.01. Regulation FD Disclosure</u>

On May 22, 2013, Ashland Inc. will include the information contained in exhibits 99.1-99.14, and graphic images thereof, on the "Investor Center" section of its website located at http://investor.ashland.com, or in employee communications.

Ashland is furnishing the information pursuant to the Securities and Exchange Commission's ("SEC") Regulation FD. The information contained in exhibits 99.1-99.14 is summary information concerning key metrics for Ashland's operating segments. The information is intended to be considered in the context of Ashland's SEC filings and other public announcements that Ashland may make from time to time.

By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report. Ashland reserves the right to discontinue the availability of the data in the attached exhibits.

<u>Item 9.01. Financial Statements and Exhibits</u>

 (d)   Exhibits

99.1   Website data concerning Ashland Specialty Ingredients' sales

99.2   Website data concerning Ashland Specialty Ingredients' gross profit

99.3   Website data concerning Ashland Specialty Ingredients' volume in metric tons

99.4   Website data concerning Ashland Water Technologies' sales

99.5   Website data concerning Ashland Water Technologies' gross profit

99.6   Website data concerning Ashland Water Technologies' average sales per shipping day

99.7   Website data concerning Ashland Performance Materials' sales

99.8   Website data concerning Ashland Performance Materials' gross profit

99.9   Website data concerning Ashland Performance Materials' volume in metric tons

99.10   Website data concerning Ashland Consumer Markets' sales

99.11   Website data concerning Ashland Consumer Markets' gross profit

99.12   Website data concerning Ashland Consumer Markets' lubricant sales gallons

99.13   Website data concerning Ashland Consumer Markets' premium lubricants % of branded volume

99.14   Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC.
(Registrant)

May 22, 2013

/s/ J. Kevin Willis
J. Kevin Willis
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1	Website data concerning Ashland Specialty Ingredients' sales
99.2	Website data concerning Ashland Specialty Ingredients' gross profit
99.3	Website data concerning Ashland Specialty Ingredients' volume in metric tons
99.4	Website data concerning Ashland Water Technologies' sales
99.5	Website data concerning Ashland Water Technologies' gross profit
99.6	Website data concerning Ashland Water Technologies' average sales per shipping day
99.7	Website data concerning Ashland Performance Materials' sales
99.8	Website data concerning Ashland Performance Materials' gross profit
99.9	Website data concerning Ashland Performance Materials' volume in metric tons
99.10	Website data concerning Ashland Consumer Markets' sales
99.11	Website data concerning Ashland Consumer Markets' gross profit
99.12	Website data concerning Ashland Consumer Markets' lubricant sales gallons
99.13	Website data concerning Ashland Consumer Markets' premium lubricants % of branded volume
99.14	Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

Exhibit 99.1
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients sales)

Monthly Sales ($ in millions)*

	2009	2010	2011	2012	2013
January	60.1	74.9	76.3	215.8	243.2
February	72.3	67.7	81.4	236.3	203.2
March	90.5	97.5	112.2	270.9	235.5
April	65.6	56.1	86.8	252.9	224.3
May	74.8	78.9	100.8	280.3	
June	92.3	91.9	115.8	259.9	
July	67.2	68.6	94.0	251.3	
August	79.1	77.7	106.6	226.8	
September	90.3	92.7	109.4	255.7	
October	67.2	68.2	206.0	202.4	
November	73.2	68.4	215.0	228.7	
December	69.1	79.2	206.9	190.6	

12 Month Rolling Average ($ in millions)*

	2009	2010	2011	2012	2013
January	89.0	76.4	76.9	137.5	241.6
February	87.8	76.0	78.1	150.5	238.8
March	87.1	76.6	79.3	163.7	235.9
April	85.2	75.8	81.9	177.5	233.5
May	83.4	76.1	83.7	192.5	
June	81.3	76.1	85.7	204.5	
July	80.5	76.2	87.8	217.6	
August	78.8	76.1	90.2	227.6	
September	77.0	76.3	91.6	239.8	
October	76.6	76.4	103.1	239.5	
November	76.0	76.0	115.3	240.7	
December	75.1	76.8	125.9	239.3	

*NOTE: All information presented subsequent to September 2011 includes activity related to ISP, which was acquired on August 23, 2011.

Exhibit 99.2
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients gross profit)

3 Month Rolling Average (%)*

	2009	2010	2011	2012	2013
January	29.7	29.4	34.9	32.0	32.0
February	30.2	29.5	34.6	32.9	31.1
March	31.1	34.0	35.4	33.5	30.5
April	31.9	34.6	34.0	34.1	29.6
May	32.1	34.4	34.1	35.0	
June	28.9	34.3	33.9	34.7	
July	29.5	33.8	33.9	35.8	
August	29.5	34.2	32.8	34.3	
September	34.7	33.3	32.5	34.0	
October	34.8	32.5	35.0	31.8	
November	34.7	32.5	33.4	32.4	
December	29.5	32.8	33.4	32.5	

12 Month Rolling Average (%)*

	2009	2010	2011	2012	2013
January	30.9	31.4	33.9	33.2	33.5
February	31.0	31.5	33.9	33.2	33.3
March	30.8	31.9	34.0	33.3	33.0
April	30.9	32.1	33.8	33.6	32.4
May	31.2	32.1	33.9	33.8	
June	30.3	33.2	33.9	33.7	
July	30.7	33.2	33.9	34.2	
August	31.0	33.2	33.5	34.0	
September	31.2	32.9	33.7	33.9	
October	31.5	32.6	34.4	33.6	
November	31.6	32.7	33.7	33.7	
December	31.1	33.6	33.8	33.7	

*NOTE: Information from December 2012 has been adjusted to exclude a loss of $31 million related to certain commoditized guar inventories, as well as income of $22 million related to the settlement of a business interruption insurance claim. Information from September 2011 and prior includes the pre-acquisition operations of ISP, which was acquired on August 23, 2011. In addition, information has been adjusted to exclude the impact of the inventory fair value adjustment charges related to purchase accounting for the ISP acquisition, which totaled $44 million.

Exhibit 99.3
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients volume in metric tons)

Metric Tons (in thousands)*

	2009	**2010**	**2011**	**2012**	**2013**
January	11.3	13.0	12.0	31.4	35.2
February	13.7	11.4	13.1	35.9	28.9
March	21.4	17.5	17.7	37.3	36.6
April	11.8	10.4	13.6	32.5	36.1
May	13.4	14.6	14.8	36.9	
June	16.0	16.5	18.0	34.9	
July	12.2	12.5	14.3	34.0	
August	14.6	13.8	16.1	30.6	
September	15.2	16.5	16.5	32.0	
October	12.4	12.5	29.6	28.9	
November	12.8	11.8	30.8	33.2	
December	12.2	14.2	29.6	26.8	

12 Month Rolling Average (in thousands)*

	2009	**2010**	**2011**	**2012**	**2013**
January	16.7	14.1	13.6	20.5	33.2
February	16.4	13.9	13.8	22.4	32.6
March	16.7	13.6	13.8	24.0	32.5
April	16.3	13.4	14.1	25.6	32.8
May	15.9	13.5	14.1	27.4	
June	15.4	13.6	14.2	28.8	
July	15.2	13.6	14.4	30.5	
August	14.9	13.5	14.6	31.7	
September	14.5	13.6	14.6	33.0	
October	14.4	13.6	16.0	32.9	
November	14.2	13.6	17.6	33.1	
December	13.9	13.7	18.8	32.9	

*NOTE: All information presented subsequent to September 2011 includes activity related to ISP, which was acquired on August 23, 2011.

Exhibit 99.4
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies sales)

Monthly Sales ($ in millions)

	2009	2010	2011	2012	2013
January	147.3	146.4	151.9	140.4	149.1
February	144.1	142.1	148.1	138.1	133.0
March	141.3	160.2	170.8	149.0	142.1
April	145.8	128.5	157.0	142.6	145.9
May	141.5	142.9	163.0	145.0	
June	148.8	159.6	169.6	138.9	
July	159.7	152.6	159.6	144.0	
August	151.3	149.5	168.7	148.6	
September	153.6	160.2	162.5	138.9	
October	148.2	143.7	149.0	145.0	
November	150.3	152.7	153.7	140.7	
December	144.8	154.3	145.8	135.7	

12 Month Rolling Average ($ in millions)

	2009	2010	2011	2012	2013
January	89.9	148.1	149.9	157.3	143.0
February	96.0	147.9	150.4	156.5	142.5
March	101.8	149.4	151.2	154.7	142.0
April	107.0	148.0	153.6	153.5	142.2
May	112.4	148.1	155.3	152.0	
June	117.7	149.0	156.1	149.4	
July	124.2	148.4	156.7	148.1	
August	131.1	148.2	158.3	146.5	
September	137.7	148.8	158.5	144.5	
October	144.2	148.4	159.0	144.2	
November	147.6	148.6	159.0	143.1	
December	148.1	149.4	158.3	142.2	

Exhibit 99.5
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies gross profit)

3 Month Rolling Average (%)

	2009	**2010**	**2011**	**2012**	**2013**
January	30.5	36.2	31.6	30.8	33.2
February	31.6	35.9	30.5	31.3	33.2
March	32.6	34.5	31.3	32.1	33.3
April	34.6	35.0	30.8	32.6	33.3
May	36.3	33.5	31.2	32.5	
June	34.7	33.7	29.7	32.1	
July	35.7	32.8	30.3	32.1	
August	34.8	32.8	30.7	31.7	
September	36.7	31.7	30.5	31.8	
October	36.1	30.8	31.2	32.1	
November	36.0	31.2	30.3	32.9	
December	36.6	31.6	30.8	33.3	

12 Month Rolling Average (%)

	2009	**2010**	**2011**	**2012**	**2013**
January	34.0	35.6	32.5	30.7	32.4
February	33.1	35.8	32.0	31.0	32.6
March	33.0	35.6	32.0	30.8	32.6
April	33.0	35.7	31.5	31.1	32.6
May	33.2	35.1	31.4	31.2	
June	32.7	35.4	31.0	31.4	
July	33.2	35.0	30.9	31.5	
August	33.3	34.6	30.9	31.5	
September	33.9	34.1	30.8	31.7	
October	33.9	33.7	30.9	31.9	
November	34.7	33.4	30.8	32.1	
December	35.2	32.8	30.7	32.3	

Exhibit 99.6
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies average sales per shipping day)

Average Sales per Shipping Day ($ in millions)

	2009	2010	2011	2012	2013
January	7.014	7.320	7.599	6.687	6.778
February	7.206	7.106	7.403	6.579	6.649
March	6.422	6.967	7.425	6.772	6.768
April	6.945	6.121	7.476	6.787	6.632
May	7.075	7.146	7.763	6.594	
June	6.959	7.255	7.710	6.611	
July	7.260	7.266	7.983	6.860	
August	7.203	6.794	7.334	6.458	
September	7.314	7.630	7.737	7.309	
October	6.737	6.843	7.097	6.305	
November	7.911	7.633	7.683	7.033	
December	6.895	7.347	7.397	7.142	

Exhibit 99.7
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials sales)

Monthly Sales ($ in millions)*

	2009	2010	2011	2012	2013
January	92.5	98.0	104.3	129.8	126.0
February	80.8	97.1	102.2	130.7	118.9
March	85.7	109.1	118.3	147.8	128.3
April	83.3	118.8	114.4	128.9	132.3
May	80.5	114.4	120.4	140.3	
June	91.8	123.3	116.8	135.2	
July	89.3	113.1	106.6	119.6	
August	80.3	111.7	109.0	130.0	
September	98.1	128.5	107.6	119.3	
October	99.1	117.3	136.7	129.4	
November	93.2	121.5	128.9	117.0	
December	79.0	86.7	112.7	99.0	

12 Month Rolling Average ($ in millions)*

	2009	2010	2011	2012	2013
January	127.8	88.3	112.2	117.1	126.9
February	123.2	89.6	112.6	119.3	126.0
March	119.6	91.6	113.3	122.0	124.3
April	114.5	94.5	113.0	123.0	124.6
May	109.4	97.4	113.5	124.7	
June	105.5	100.0	112.9	126.2	
July	100.3	102.0	112.4	127.3	
August	96.0	104.6	112.2	129.0	
September	92.2	107.1	110.4	130.0	
October	88.8	108.6	112.0	129.4	
November	87.8	111.0	112.7	128.4	
December	87.8	111.6	114.8	127.3	

*NOTE: On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward. All information presented subsequent to September 2011 includes activity related to ISP's Elastomers business that was acquired on August 23, 2011.

Exhibit 99.8
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials gross profit)

3 Month Rolling Average (%)*

	2009	2010	2011	2012	2013
January	17.1	16.5	13.0	16.5	14.5
February	17.9	16.2	10.9	14.3	14.0
March	19.5	16.5	12.0	14.6	14.6
April	19.0	16.8	12.8	15.0	16.0
May	18.0	16.6	13.7	16.9	
June	16.9	16.7	13.0	18.1	
July	17.4	16.9	13.0	19.2	
August	17.0	17.9	12.4	17.8	
September	16.0	12.8	12.4	14.3	
October	16.7	12.6	15.4	13.6	
November	17.8	11.5	18.5	12.9	
December	18.4	14.6	19.2	15.6	

12 Month Rolling Average (%)*

	2009	2010	2011	2012	2013
January	16.6	17.4	14.8	14.6	15.6
February	16.5	17.2	14.3	14.8	15.5
March	16.6	16.9	14.1	15.0	15.6
April	16.5	16.9	13.9	15.1	15.9
May	16.3	16.9	13.6	15.8	
June	16.4	16.9	13.1	16.2	
July	16.8	16.8	12.8	16.7	
August	17.1	17.1	12.2	17.0	
September	17.0	16.0	13.1	16.6	
October	17.5	15.6	13.7	16.1	
November	17.7	15.4	14.1	15.7	
December	17.7	15.1	14.4	15.6	

*NOTE: On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward. All information presented subsequent to September 2011 includes activity related to ISP's Elastomers business that was acquired on August 23, 2011.

Exhibit 99.9
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials volume in metric tons)

Metric Tons (in thousands)*

	2009	2010	2011	2012	2013
January	37.0	40.3	41.6	45.6	44.2
February	33.3	40.3	38.5	45.5	42.2
March	34.5	44.6	45.1	49.4	45.1
April	34.4	47.9	42.2	41.1	45.9
May	34.8	46.6	43.7	46.1	
June	39.4	49.5	43.0	46.2	
July	37.6	44.2	38.0	42.3	
August	33.5	43.5	39.0	47.1	
September	40.7	51.1	38.3	43.2	
October	40.1	44.5	47.2	46.6	
November	37.9	45.5	46.6	42.0	
December	33.4	34.4	43.6	36.0	

12 Month Rolling Average (in thousands)*

	2009	2010	2011	2012	2013
January	45.1	36.7	44.5	42.6	44.1
February	44.0	37.2	44.3	43.1	43.9
March	43.1	38.1	44.4	43.5	43.5
April	42.1	39.2	43.9	43.4	43.9
May	41.1	40.2	43.7	43.6	
June	40.4	41.0	43.1	43.9	
July	39.0	41.6	42.6	44.2	
August	38.0	42.4	42.2	44.9	
September	37.1	43.3	41.2	45.3	
October	36.3	43.6	41.4	45.3	
November	36.1	44.3	41.5	44.9	
December	36.4	44.4	42.2	44.3	

*NOTE: On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward. All information presented subsequent to September 2011 includes activity related to ISP's Elastomers business that was acquired on August 23, 2011.

Exhibit 99.10

(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets sales)

Monthly Sales ($ in millions)

	2009	**2010**	**2011**	**2012**	**2013**
January	128.6	129.0	146.2	166.5	165.8
February	127.3	133.9	139.3	170.2	165.1
March	151.6	167.3	206.0	183.5	163.3
April	144.4	151.3	179.2	182.5	173.6
May	133.9	155.4	158.7	173.9	
June	162.6	156.5	184.3	160.1	
July	145.6	148.2	168.9	169.8	
August	141.8	159.2	183.7	182.1	
September	126.7	154.0	164.3	170.3	
October	144.2	151.5	159.3	178.7	
November	124.8	144.2	159.6	159.5	
December	131.2	144.8	156.2	142.6	

12 Month Rolling Average ($ in millions)

	2009	**2010**	**2011**	**2012**	**2013**
January	138.5	138.6	151.0	168.8	169.9
February	138.5	139.1	151.5	171.4	169.5
March	139.7	140.5	154.7	169.5	167.8
April	138.9	141.0	157.0	169.8	167.1
May	139.2	142.8	157.3	171.1	
June	140.8	142.3	159.6	169.1	
July	140.4	142.5	161.4	169.1	
August	139.9	144.0	163.4	169.0	
September	137.5	146.3	164.3	169.5	
October	137.5	146.9	164.9	171.1	
November	138.0	148.5	166.2	171.1	
December	138.6	149.6	167.1	170.0	

Exhibit 99.11
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets gross profit)

3 Month Rolling Average (%)

	2009	2010	2011	2012	2013
January	23.6	33.1	29.6	25.9	30.3
February	29.1	32.4	29.0	26.0	30.7
March	32.2	33.0	29.3	26.4	31.9
April	36.5	32.8	29.4	26.3	32.3
May	36.2	33.8	28.1	26.8	
June	37.5	32.4	26.6	26.8	
July	37.2	31.3	25.2	27.2	
August	36.8	29.9	25.3	27.6	
September	35.5	28.9	23.0	29.7	
October	34.4	29.8	23.4	30.5	
November	33.6	30.0	23.7	31.3	
December	33.9	30.9	25.3	30.1	

12 Month Rolling Average (%)

	2009	2010	2011	2012	2013
January	22.4	35.4	30.9	26.0	28.5
February	23.4	34.9	30.7	25.8	29.0
March	24.2	35.0	30.4	25.3	29.6
April	25.5	34.4	30.0	25.2	30.1
May	26.4	34.2	29.2	25.5	
June	27.7	33.7	28.8	25.4	
July	29.5	32.9	28.4	25.7	
August	31.0	32.4	28.0	26.1	
September	32.0	32.0	27.3	27.1	
October	33.3	31.7	26.8	27.5	
November	34.1	31.5	26.5	27.9	
December	34.8	31.3	26.0	28.2	

Exhibit 99.12
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets lubricant sales gallons)

3 Month Rolling Average (in millions)

	2009	2010	2011	2012	2013
January	10.6	12.9	13.3	12.6	12.1
February	11.2	13.3	13.1	12.8	12.5
March	12.6	14.6	14.9	13.6	13.1
April	13.7	15.3	15.7	14.0	13.4
May	14.3	15.9	15.9	14.1	
June	15.2	15.4	14.8	13.6	
July	15.4	15.2	14.3	13.3	
August	15.7	15.2	14.7	13.4	
September	14.1	14.7	13.8	13.5	
October	14.0	14.6	13.3	13.6	
November	13.2	13.8	12.6	13.0	
December	13.4	13.5	12.2	12.4	

Exhibit 99.13
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets premium lubricants % of branded volume)

Premium Lubricants % of Branded Volume

	2009	2010	2011	2012	2013
January	27.6	31.1	31.1	28.7	34.2
February	27.6	28.8	31.9	30.8	34.9
March	31.3	29.2	33.8	31.8	33.4
April	27.7	30.7	33.7	31.8	34.3
May	28.4	28.1	30.9	30.7	
June	30.4	31.5	32.0	29.8	
July	27.2	32.1	31.0	30.2	
August	27.4	30.5	29.5	31.1	
September	26.7	28.8	29.9	30.0	
October	28.1	29.5	29.8	32.9	
November	26.4	31.1	29.2	32.8	
December	30.0	30.0	29.0	32.0	

Exhibit 99.14
(Text of graph posted to Ashland Inc.'s website concerning
Valvoline Instant Oil Change twelve month rolling average sales)

Stores 2 Years and Older ($ in millions)

	2009	**2010**	**2011**	**2012**	**2013**
January	13.2	13.9	15.1	15.6	16.4
February	13.3	13.9	15.2	15.7	16.3
March	13.4	14.0	15.2	15.8	16.4
April	13.4	14.1	15.2	15.8	16.4
May	13.5	14.2	15.2	15.9	
June	13.5	14.3	15.3	16.0	
July	13.6	14.5	15.3	16.0	
August	13.6	14.6	15.3	16.0	
September	13.7	14.7	15.4	16.0	
October	13.9	14.9	15.5	16.2	
November	13.9	15.0	15.5	16.3	
December	13.9	15.1	15.5	16.3	